Exhibit 99.1
PYPO DIGITAL COMPANY LIMITED
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Statements of Income for the three months ended June 30, 2008 and 2009	F-2
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2009 and June 30, 2009	F-3
Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the three months ended June 30, 2008 and 2009	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended June 30, 2008 and 2009	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in USD thousands, except for share and per share data)

		For the three months ended June 30,
	Notes	2008	2009

Net revenues		112,909	197,730
Cost of revenues		(97,193)	(173,323)

Gross profit		15,716	24,407
Other income		—	716
Selling and distribution expenses		(6,514)	(10,102)
General and administrative expenses		(3,065)	(3,818)
Impairment loss on goodwill		(71)	—

Income from operations		6,066	11,203
Others, net		57	(887)
Interest income		107	31
Interest expense		(1,520)	(1,960)

Income before income tax, equity in income of affiliated companies and non controlling interest		4,710	8,387
Income tax expense		(681)	(2,870)
Equity in income of affiliated companies	7	36	3

Net income		4,065	5,520
Less: Net income attributable to the noncontrolling interest		(75)	(1,417)

Net income attributable to the Company		3,990	4,103

Net income per share:
-Basic	5	0.01	0.02

Weighted average number of shares used in calculating net income per share:
-Basic.	5	272,700,000	272,700,000

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in USD thousands, except for share and per share data)

			March 31,	June 30,
	Notes		2009	2009
			(note 1)
ASSETS

Current assets:
Cash and cash equivalents			33,468	32,955
Restricted bank deposits			11,504	59,719
Accounts receivable (less allowance for doubtful accounts of $735 and $699 for March 31, 2009 and June 30, 2009, respectively)			72,802	71,385
Inventories			54,701	64,656
Notes receivable			2,982	1,869
Value added tax receivable			2,857	5,092
Amounts due from related parties	11	(ii)	42,308	42,322
Amount due from an affiliated company	12		27,946	26,914
Receivable from a vendor			21,355	18,685
Other receivable	6		44,180	45,722
Prepayment and other assets			8,314	12,865
Deferred tax assets			4,866	4,386

Total current assets			327,283	386,570

Non-current assets:
Investments in affiliated companies	7		1,479	360
Property and equipment, net	8		15,694	15,507
Intangible assets	2	(a)	19,188	19,074
Goodwill			1,977	1,977
Other assets			320	310

Total non-current assets			38,658	37,228

Total assets			365,941	423,798

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable			28,290	41,908
Notes payable			23,513	67,183
Provision for rebates and price protections			9,048	7,422
Advance payments from customers			4,827	11,920
Other payables and accruals	9		20,611	18,707
Income taxes payable			8,086	3,737
Amounts due to related parties	11	(ii)	20,300	20,300
Amount due to an affiliated company	12		790	—
Short-term borrowings			79,457	75,675

Total current liabilities			194,922	246,852

Non-current liabilities:
Deferred tax liabilities			2,005	2,302

Total liabilities			196,927	249,154
Shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 shares authorized, 272,700,000 issued and outstanding as of March 31, 2009 and June 30, 2009, respectively)			27	27
Additional paid-in capital			97,190	97,190
Accumulated other comprehensive income			14,134	14,236
Retained earnings			43,210	47,313
Total shareholders’ equity			154,561	158,766
Noncontrolling interest			14,453	15,878

Total equity			169,014	174,644

Total liabilities and shareholders’ equity			365,941	423,798

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
 (Expressed in USD thousands, except for share and per share data)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Non- controlling interest	Total equity	Comprehensive income

Balance as of April 1, 2008	182,700,000	18	12,082	10,704	44,728	649	68,181

Net income	—	—	—	—	3,990	75	4,065	4,065
Foreign currency translation adjustments	—	—	—	3,495	—	47	3,542	3,542
Acquisition of additional interest in a subsidiary	—	—	—	—	—	(650)	(650)
Acquisition of controlling interest in a subsidiary	—	—	—	—	—	3,362	3,362
Waiver of redemption rights	90,000,000	9	85,108	—	—	—	85,117

Balance as of June 30, 2008	272,700,000	27	97,190	14,199	48,718	3,483	163,617	7,607

Balance as of April 1, 2009	272,700,000	27	97,190	14,134	43,210	14,453	169,014

Net income	—	—	—	—	4,103	1,417	5,520	5,520
Foreign currency translation adjustments	—	—	—	102	—	8	110	110

Balance as of June 30, 2009	272,700,000	27	97,190	14,236	47,313	15,878	174,644	5,630

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSESD CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in USD thousands)

	For the three months ended June 30,
	2008	2009
Cash flows from operating activities:
Net income	4,065	5,520
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation of property and equipment	158	327
Amortization of intangible assets	17	125
Allowance for doubtful accounts	242	(36)
Provision for inventories	118	(268)
Loss on disposal of property and equipment	—	15
Impairment loss of goodwill	71	—
Equity in income of affiliated companies	(36)	(3)
Exchange loss	—	1,342
Changes in operating assets and liabilities:
Accounts receivable	(22,958)	1,496
Inventories	4,657	(9,655)
Notes receivable	8,427	1,115
Value added tax receivable	770	(2,233)
Receivable from a vendor	6,350	2,683
Other receivable	491	(394)
Prepayment and other assets	(2,025)	(4,537)
Accounts payable	(1,210)	13,601
Provision for rebates and price protections	(1,060)	(1,631)
Advance payments from customers	(3,541)	7,090
Other payables and accruals	(1,362)	(1,913)
Income taxes payable	(939)	(4,355)
Notes payables	1,895	43,656
Changes in deferred taxes	458	780

Net cash (used in) / provided by operating activities	(5,412)	52,725

Cash flow from investing activities:
Restricted bank deposits	(131)	(48,208)
Amount due from an affiliated company	(1,736)	1,048
Purchase of property and equipment	(65)	(214)
Proceed for disposal of property and equipment	—	68
Net cash paid for acquisition of equity interest of subsidiaries, net of cash acquired of $133	(2,214)	—
Amounts due from related parties	22	—
Short term investments	(6,528)	—
Deposits paid for acquisition of entities	(11,496)	—

Net cash used in investing activities	(22,148)	(47,306)

Cash flow from financing activities:
Proceeds from short-term borrowings	18,743	15,374
Repayment of short-term borrowings	(7,209)	(20,498)
Cash injection in subsidiaries by minority shareholders	1,352	—
Amounts due to an associate	—	(790)
Amounts due to related parties	(2,359)	—

Net cash provided by / (used in) financing activities	10,527	(5,914)

Net decrease in cash and cash equivalents	(17,033)	(495)
Cash and cash equivalents:
At beginning of period	62,556	33,468
Effect of foreign exchange rate change	1,395	(18)
At end of period	46,918	32,955
Supplemental disclosure of cash flow information
Cash paid during the period for:
Income tax expense	1,070	6,448
Interest paid	1,520	1,335

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

1.	Basis Of Preparation

Pypo Digital Company Limited (the "Company") was incorporated under the laws of the Cayman Islands as a limited liability company on October 3, 2007.  The Company and its subsidiaries and variable interest entity (collectively the "Group"), are principally engaged in the provision of wholesale distribution and retail sales of mobile phones, notebooks and other peripherals and the provision of after-sales services for mobile phones in the People's Republic of China ("PRC").

PRC regulations currently limit foreign ownership of companies that provide wholesale or retail services with more than 30 chain stores. To comply with these regulations, the Group conducts its activities in the retail chain store sector through its consolidated variable interest entity ("VIE" or "VIE subsidiary"), Beijing Leyu Century Telecommunication Equipment Chain Co., Ltd. ("Beijing Leyu") (previously known as Beijing Feijie Investment Co., Ltd. ("Beijing Feijie")), a company established in Beijing, the PRC on November 13, 2007.

In May 2008, Beijing Leyu completed an acquisition of 51% of equity interest in Hebei Guoxun Huifang Telecommunications Equipment Co., Ltd. ("Hebei Guoxun") and its affiliated companies.  In August 2008, Beijing Leyu completed acquisitions of 51% equity interest in each of Henan Xinya Telecommunications Equipment Co., Ltd ("Henan Xinya") and Kunming Golden Broadway Technology Development Co., Ltd ("Kunming Golden Broadway").  In October 2008, Beijing Leyu completed acquisitions of 51% equity interest in Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd. ("Jiangsu Guanzhilin") and 100% interest in Hunan Feon Telecommunications Technology Co., Ltd. ("Hunan Feon").  In December 2008, Beijing Leyu completed acquisitions of 51% equity interest in Inner Mongolia Chuangxin Zhongyu Shidai Mobile Phones Marketing & Management Co., Ltd. ("Inner Mongolia Zhongyu") and 100% equity interest in the repair and maintenance business of Hebei Baibang Tech. Co. Ltd..  These newly acquired subsidiaries are in the retail and after-sales services businesses for mobile phones.  See note 2(a) for information about the intangible assets recorded as the result of these acquisitions.

The total assets, liabilities, net assets, net revenues, operating costs and expenses and net income of Beijing Leyu and its subsidiaries and affiliated companies are as follows:

	March 31, 2009	June 30, 2009
Total assets (note)	143,101	154,424
Total liabilities	(125,866)	(134,140)
Net assets	17,235	20,284
Non controlling interest	(14,453)	(15,935)
	2,782	4,349

	As at and for the three months ended June 30,
	2008	2009
Net revenues	6,991	69,136
Operating costs and expenses	(6,983)	(66,155)

Net income	8	2,981
Less: Net income attributable to the non controlling interest	(82)	(1,416)

Net (loss)/ income attributable to the Company	(74)	1,565

Note:           As at March 31, 2009 and June 30, 2009, restricted bank deposits with carrying amounts of nil and $898, inventories with carrying amounts of  $878 and $878 and buildings with carrying amounts of  $3,124 and $2,721 of Beijing Leyu  were pledged as securities for certain short term credit facilities and notes payables.

At March 31, 2009 and June 30, 2009, intercompany advances of  $94,620 and $111,510 respectively have been made to by Beijing Pypo Techonology Group Company Limited and its subsidiaries to Beijing Leyu to finance the operations of Beijing Leyu and its subsidiaries. The advances are unsecured, interest-free and have no fixed repayment terms.

The accompanying unaudited condensed consolidated financial statements have been prepared by the Group without an audit, pursuant to accounting principles generally accepted in the United States of America ("US GAAP"), and the rules and regulations of the Securities and Exchange Commission ("SEC").  As permitted by the rules of the SEC governing interim financial statements, the accompanying unaudited condensed interim financial statements do not include all of the disclosures that would normally be required by the US GAAP.  In the opinion of management, the unaudited condensed interim consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Group's unaudited condensed consolidated financial position at June 30, 2009, the Group's unaudited condensed consolidated statement of income and cash flows for the three months ended June 30, 2008 and 2009 and the Group's unaudited condensed consolidated changes in shareholders' equity for the three months ended June 30, 2008 and 2009.  Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period.  The consolidated balance sheet data as of March 31, 2009 were derived from audited consolidated financial statements, but do not include all disclosures required by generally accepted accounting principles.

These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company's audited consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary Of Significant Accounting Policies

(a)	Goodwill and Intangible Assets

Goodwill represents the excess of costs of businesses acquired over fair value of acquired net tangible and identifiable intangible assets. Goodwill and identifiable intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets”.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. The identifiable intangible assets with finite lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ economic lives.

The economic lives and net carrying values of the identifiable intangible assets are as follows:

		At June 30, 2009
	Weighted average economic lives	Cost	Accumulated amortization	Foreign exchange alignment	Net carrying values

Trade name	Indefinite	17,394	—	34	17,428
Non-compete agreement	3.4 - 3.7 years	517	(99)	2	420
Put options on land and buildings (Note)	3 years	247	(98)	6	155
After-sales service agreement	4.2 – 5.0 years	1,260	(188)	(1)	1,071
		19,418	(385)	41	19,074

Note

The put options on the land and building represents the Group's right to dispose of the land and buildings to the selling shareholder of Hebei Guoxun within three years from the date of acquisition of Hebei Guoxun with an annual increment of 15% of its fair value as of the acquisition date of Hebei Guoxun.

The identifiable intangible assets above result from the Group's May 2008 acquisition of a 51% interest in Hebei Guoxun, its August 2008 acquisitions of 51% interests in each of Henan Xinya and Kunming Golden Broadway, its October 2008 acquisition of 51% interest in Jiangsu Guanzhilin, its October 2008 acquisition of 100% interest in Hunan Feon, its December 2008 acquisition of 51% interest in Inner Mongolia Zhongyu (the"Retail Business Acquisitions") and its December 2008 acquisition of the after-sale service business of certain of the retail stores of Hebei Baibang Tech. Co. Ltd. (the "R&M Business").  The amounts assigned to the identifiable intangible assets of the acquired businesses are based on the assessment of their fair values.

(b)	Impairment of long-lived tangible and finite-lived intangible assets

Long-lived assets, and finite-lived identifiable intangible assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Group reviews its long-lived tangible and finite-lived intangible assets for potential impairment based on a review of projected undiscounted future cash flows associated with these assets. When the review of projected undiscounted cash flows indicates the existence of a potential impairment, the measurement of impairment losses for assets that the Group expects to hold and use is based on the estimated fair value of the assets.

At March 31, 2009 and June 30, 2009, the carrying values of the Group's finite-lived intangible assets are $1,770 and $1,646, net of accumulated amortization of $259 and $385, respectively, and are currently being amortized over three to five years. For the periods ended June 30, 2008 and 2009, the Group incurred no impairment charges. The following sets forth at June 30, 2009 the amortization expense for finite-lived intangible assets the Group expects to recognize during the remained of the fiscal year ending March 31, 2010 and over next four years (in thousands):

July 1, 2009 – March 31, 2010	376
Year ending 2011	501
Year ending 2012	416
Year ending 2013	310
Year ending 2014	43

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies - continued

(c)	Impairment of Goodwill and Indefinite Life Intangible Assets

Goodwill is not amortized but is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities.

Intangible assets with indefinite lives are not amortized but are tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred.  The impairment of an indefinite life intangible asset is based on a comparison of its fair value to its carrying amount.  If the carrying amount of an indefinite life intangible asset exceeds its fair value, an impairment loss is recognized for the excess.  The estimation of fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

During the three months ended June 30, 2008, the Company recorded an impairment charge for the entire $71 of goodwill arising from the acquisition of the remaining 10% equity interest in a subsidiary, Beijing Dongdian Wuxian Mobile Media Technology Co., Ltd (“Beijing Dongdian”), in May 2008 because management expects Beijing Dongdian to incur losses for the foreseeable future, which lead to its estimated fair value to exceed the carrying value.

(d)      Investments under equity method

The investments in entities over which the Group has the ability to exercise significant influence are accounted for using the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities, by the amortization of any difference between the amount of the Group's investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. All unrealized inter-company profits and losses are eliminated under the equity method.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of income when the decline in value is considered other than temporary.

3.	Recent Accounting Pronouncements

Effective April 1, 2009, the Company adopted the provisions of the Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 141R, which is a revision of SFAS No. 141, “Business Combinations.” SFAS No. 141R applies prospectively to business combinations after the beginning of the first annual reporting period beginning on or after December 15, 2008. The objective of SFAS No. 141R is to improve the reporting requirements of business combinations and their effects. To accomplish this, SFAS No. 141R establishes the principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and noncontrolling interest in the acquiree, (b) recognizes and measures goodwill in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The adoption of this standard had no impact on the Company’s unaudited condensed consolidated financial statements presented and will be applied to future transactions, if any.

Effective April 1, 2009, the Company adopted the provisions of SFAS, No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51.” The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to noncontrolling interests reported as a part of consolidated earnings and to apply these financial statement presentation requirements retrospectively. Additionally, SFAS No. 160 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. The adoption of this standard changed how we present noncontrolling interests in the unaudited condensed consolidated financial statements.

Effective April 1, 2009, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 165, "Subsequent Events", or SFAS No.165.  SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.   The Company adopted SFAS 165 on a prospective basis. The adoption of SFAS 165 did not have a significant effect on the Company's unaudited condensed consolidated financial statements presented.

Effective April 1, 2009, the Company adopted the provisions of the consensus reached in EITF Issue 08-6, “Equity Method Investment Accounting Considerations”, or EITF 08-6.  EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method.   This issue has been adopted prospectively, and did not have a significant effect on the Company's unaudited condensed consolidated financial statements presented.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
 (Expressed in USD thousands, except share, per share data or stated otherwise)

3.           Recent Accounting Pronouncements - continued

Effective April 1, 2009, the Company adopted the provisions of the consensus reached in EITF Issue 08-7, “Accounting for Defensive Intangible Assets”, or EITF 08-7.  EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value.  The adoption of EITF Issue 08-7 has no impact on the Company’s unaudited condensed consolidated financial statements presented and will be applied to future transactions, if any.

Effective April 1, 2009, the Company adopted FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) after Transfers of Financial Assets and Interest in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8).   FSP FAS 140-4 and FIN 46(R)-8 requires the public entities subject to the disclosure requirements of Statement 140 to provide financial statement users with an understanding of the following: a. a transferor’s continuing involvement in financial assets that it has transferred in a securitization or asset-backed financing arrangement; b. the nature of any restrictions on assets reported by an entity in its statement of financial position that relate to a transferred financial asset, including the carrying amounts of such assets; c. how servicing assets and servicing liabilities are reported under Statement 140; and d. for securitization or asset-backed financing arrangements accounted for as sales when a transferor has continuing involvement with the transferred financial assets and transfers of financial assets accounted for as secured borrowings, how the transfer of financial assets affects an entity’s financial position, financial performance, and cash flows. FSP FAS 140-4 and FIN 46(R)-8 also requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows.  The adoption of this FSP enhanced our disclosure on the VIE in the unaudited condensed consolidated financial statements and has been retrospectively applied to all periods presented.

Effective April 1, 2009, the Company adopted FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The guidance for determining the useful life of a recognized intangible asset in this FSP has been applied prospectively to intangible assets acquired after the effective date. This adoption did not have a significant effect on the Company's unaudited condensed consolidated financial statements presented.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance, and require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. It also amends Interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. SFAS 167 is effective at the start of a company’s first fiscal year beginning after November 15, 2009. The Company is evaluating the impact, if any, of the adoption of SFAS 167. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 "Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value".  This update provides amendments for fair value measurement of liabilities.  It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques as specified by this update.  This update is effective for the first reporting period (including interim periods) beginning after August 2009.  The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-06, "Income Taxes (Topic 740) Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities".  The guidance answers the following questions:  is the income tax paid by the entity attributable to the entity or its owners; what constitutes a tax position for a pass-through entity or a tax-exempt not-for-profit entity; and how should accounting for uncertainty in income taxes be applied when a group of related entities comprise both taxable and nontaxable entities.  The guidance is effective for the Company for its interim and annual periods ending on September 30, 2009.  The Company is currently assessing the potential impacts, if any, on its consolidated financial statements

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
 (Expressed in USD thousands, except share, per share data or stated otherwise)

4.	Income Taxes

At March 31, 2009 and June 30, 2009 the Group has net operating loss carryforwards that result in non-current deferred tax assets, before valuation allowances, of $5,228 and $4,813, respectively. The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carried forward of $20,915 and $19,251 as of March 31, 2009 and June 30, 2009, respectively, which will expire in year 2012 and 2013. The Group has provided a valuation allowance of $2,992 and $2,698 of the deferred tax assets relating to the future benefit of net operating loss carried forward as management is not able to conclude that the future realization of those net operating loss carry forwards is more likely than not.

5.	Net Income Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period. The calculations of basic earnings per share are computed as follows:

	For the three months ended June 30,
	2008	2009
Numerator:
Net income attributable to the Company	3,990	4,103

Denominator:
Denominator for basic earnings per share
- Weighted-average ordinary shares outstanding during the year	272,700,000	272,700,000

Basic earnings per share	0.01	0.02

As the Group has no dilutive potential common shares that are outstanding for each of the three months period ended June 30, 2008 and 2009, no diluted earnings per share is presented.

6.	Other Receivables

	As at March 31,	As at June 30,
	2009	2009
Rental and utility deposits	1,528	1,194
Advance to staff	649	118
Receivable from entities owned by non-controlling shareholders of subsidiaries (Note i)	7,341	8,627
Deposit on contingent purchase prices (Note ii)	25,943	27,683
Others (Note iii)	8,719	8,100
	44,180	45,722
Notes:

i)
Except for a loan to a minority shareholder of a subsidiary amounted to $2,475 and $3,945 as at March 31, 2009 and June 30, 2009, respectively, which is secured by a leasehold property, interest bearing at 7% per annum and repayable in July, 2009, the remaining balances are unsecured, interest free and have no fixed repayment term.

ii)	The amount represents the purchase price payments made to date exceed the purchase price recorded at the closing of the acquisitions of businesses.

iii)
Included in this balance were advances to third parties amounted to $3,726 and $2,811 as at March 31, 2009 and June 30, 2009 respectively, except for approximately $1,464 as at June 30, 2009 was guaranteed by Style Technology Development Limited ("Style Technology") of which Mr. Zhang Kuo, the chairman and Mr. Fei Dong Ping, the chief executive officer of the Company, are the shareholders, the remaining balances are unsecured, interest free and have no fixed repayment term,

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
 (Expressed in USD thousands, except share, per share data or stated otherwise)

7.	Investments In Affiliated Companies

The Group’s carrying amount and percentage ownership of the investments in affiliated companies as at March 31, 2009 and June 30, 2009:

	As at March 31, 2009		As at June 30, 2009
	Amount	Percentage of ownership	Amount	Percentage of ownership
Beijing Pypo Times Technology Co., Ltd. ("Pypo Times") (Note a)	357	50%	360	50%
Beijing Yipai-top Communication Technology Co., Ltd. ("Beijing Yipai-top") (Notes a and b)	1,122	50%	—	—
	1,479		360

The Group’s equity in the income of the affiliated companies for the three months ended June 30, 2008 and 2009 was as follows:

	For the three months ended June 30,
	2008	2009
Equity in income / (loss) of Hebei Baibang Tech Co., Ltd. (“Hebei Baibang”)	52	—
Beijing Pypo Times Technology Co., Ltd.	(1)	3
Amortization of difference between basis of investment in Hebei Baibang and share of Hebei Baibang's net assets	(15)	—
	36	3

Note a:

The combined results of operations of these investments are summarized below:

	For the three months ended June 30,
	2008	2009
Condensed statement of operations information:
Revenue	1,682	2,840
Net income	93	7
Group's equity in net income of investees	36	3

Note b:

In August 2008, the Group and an individual third party formed an affiliated company, Beijing Yipai-top, which is engaged in the retail sale of wireless equipment.  The Group disposed of its interest in April 2009 to an independent third party for a consideration of $1,122. No gain or loss on such disposal was arose.

8.	Property And Equipment, Net

Property and equipment consisted of the following:

	As at March 31, 2009	As at June 30, 2009
Buildings	11,293	11,300
Leasehold improvements	553	583
Machinery and equipment	1,853	1,871
Electronic equipment	2,265	2,174
Motor vehicles	1,966	1,972

Sub-total	17,930	17,900
Less: accumulated depreciation	(2,236)	(2,393)
Property and equipment, net	15,694	15,507

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
 (Expressed in USD thousands, except share, per share data or stated otherwise)

9.	Other Payables And Accruals

	As at March 31, 2009	As at June 30, 2009
Salaries and welfares accrual	1,442	1,552
Business tax and other taxes payable	2,163	1,293
Payables to entities owned by noncontrolling shareholders of subsidiaries (note i)	12,591	8,603
Rental payables	1,284	1,266
Others	3,131	5,993

	20,611	18,707

i)
Except for a loan from a minority shareholder of a subsidiary amounted to $7,367 and $3,659 as at March 31, 2009 and June 30, 2009, respectively, which is interest bearing at the borrowing rate of People's Bank of China with similar maturity, the remaining balances are unsecured, interest free and have no fixed repayment term.

10.           Segment Information

During the three months period ended December 31, 2008, as a result of the acquisition of six retail sales groups, the Group has changed its reportable segment based on the types of customers receiving its products: "distribution business" and "retail business".  The "distribution business" is comprised of the Group's wholesale distribution of mobile phones, notebooks and other peripherals to retail resellers (including those owned by the Group) of these products.  The "retail business" is comprised of the Group's interests in companies that operate retail stores that sell mobile phones, notebooks and other peripherals, and provide after-sales services.  Each reporting segment derives its revenue from the sales to different types of customers, which is the responsibility of a member of the senior management of the Group who has knowledge of the business specific operational risks and opportunities.  The Group's chief operating decision maker ("CODM") have been identified as the President and Chief Executive Officer, who reviews operating results by customer groups to allocate resources and assess performance of the Group.

Prior to the three months period ended December 31, 2008, the Group has two reportable segments based on its major product groups: "Mobile phones" and "Notebooks and peripherals".  With the change of composition of reportable segments, the three months ended June 30, 2008 comparative numbers are restated accordingly to conform to the composition of its reportable segments for the corresponding period ended June 30, 2009.  The change in composition of reportable segments did not have any impact on either the financial results or financial position of the Company in prior periods.

The financial information provided for the segments are based on internal management reports. The principal measurement differences between this financial information and the consolidated financial statements are the accrual basis recording, for the consolidated financial purposes, of sales rebates, price protection provisions and returns. The Group does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance.

The financial information as reviewed by the Group's CODM are as follows:

	Distribution business		Retail business		Consolidated
	For the three months ended June 30		For the three months ended June 30		For the three months ended June 30
Business segment	2008	2009	2008	2009	2008	2009

Net revenues	104,175	126,248	6,991	69,136	111,166	195,384
Cost of revenues	(89,001)	(112,375)	(6,855)	(58,767)	(95,856)	(171,142)
Gross Profit	15,174	13,873	136	10,369	15,310	24,242

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
 (Expressed in USD thousands, except share, per share data or stated otherwise)

10.         Segment Information - continued

A reconciliation of the amounts presented for reportable segments to the consolidated totals is as follows:

	Distribution business		Retail business		Consolidated
	For the three months ended June 30		For the three months ended June 30		For the three months ended June 30
Business segment	2008	2009	2008	2009	2008	2009
Revenue from external customers	103,356	124,714	6,991	69,136	110,347	193,850
Inter-segment revenue	819	1,534	—	—	819	1,534

Total revenues per segment revenue	104,175	126,248	6,991	69,136	111,166	195,384
Reconciliation adjustments:
Provision of sales rebates and price protection (a)	1,047	1,631	—	—	1,047	1,631
Adjustment for sales return (b)	1,515	2,185	—	—	1,515	2,185
Reclassification of reimbursement and rebates from Samsung (e)	—	64	—	—	—	64
Inter-segment revenue (h)	(819)	(1,534)	—	—	(819)	(1,534)
Total consolidated net revenues, as reported	105,918	128,594	6,991	69,136	112,909	197,730
Total cost of revenues per segment cost of revenues	(89,001)	(112,375)	(6,855)	(58,767)	(95,856)	(171,142)
Reconciliation adjustments:
Adjustment for sales returns (b)	(1,396)	(4,303)	—	—	(1,396)	(4,303)
Unrealised profit (c)	(25)	5	—	—	(25)	5
Adjustment for inventory allowances (d)	(118)	268	—	—	(118)	268
Reclassification of reimbursement and rebates from Samsung (e)	59	404	—	—	59	404
Adjustment for VAT (g)	—	(7)	—	—	—	(7)
Adjustment for business tax (f)	(676)	(82)	—	—	(676)	(82)
Inter-segment revenue (h)	—	—	819	1,534	819	1,534
Total consolidated cost of revenues, as reported	(91,157)	(116,090)	(6,036)	(57,233)	(97,193)	(173,323)
Gross profit before reconciliation:	15,174	13,873	136	10,369	15,310	24,242
Reconciliation adjustments:
Provision of sales rebates and price protections (a)	1,047	1,631	—	—	1,047	1,631
Adjustment for sales returns (b)	119	(2,118)	—	—	119	(2,118)
Unrealised profit (c)	(25)	5	—	—	(25)	5
Adjustment for inventory allowances (d)	(118)	268	—	—	(118)	268
Reclassification of reimbursements and rebates from Samsung (e)	59	468	—	—	59	468
Adjustment for VAT (g)	—	(7)	—	—	—	(7)
Adjustment for business tax (f)	(676)	(82)	—	—	(676)	(82)
Inter-segment revenue (h)	(819)	(1,534)	819	1,534	—	—
Total consolidated gross profit, as reported	14,761	12,504	955	11,903	15,716	24,407
Other income					—	716
Selling and distribution expenses					(6,514)	(10,102)
General and administrative expenses					(3,065)	(3,818)
Impairment loss on goodwill					(71)	—
Income from operations					6,066	11,203
Others, net					57	(887)
Interest income					107	31
Interest expenses					(1,520)	(1,960)
Income before income tax, equity in loss of an affiliated company and non-controlling interests					4,710	8,387
Income tax expenses					(681)	(2,870)
Equity in income of an affiliated company					36	3
Net income					4,065	5,520
Less: income attributable to the non controlling interest					(75)	(1,417)
Net income attributable to the Company					3,990	4,103
Capital expenditure	(25)	(58)	(40)	(156)	(65)	(214)
Depreciation	(131)	(134)	(27)	(193)	(158)	(327)
(Allowance for) reversal of doubtful accounts	(242)	36	—	—	(242)	36
Provision for obsolete inventories	(118)	268	—	—	(118)	268
Amortisation of intangible assets	—	—	(17)	(125)	(17)	(125)

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
 (Expressed in USD thousands, except share, per share data or stated otherwise)

10.         Segment Information - continued

	Distribution business		Retail business		Consolidated
	As of		As of		As of
	March 31, 2009	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009	June 30, 2009
Segment assets	228,093	282,099	136,369	141,339	364,462	423,438
Investment in affiliated companies	1,479	360	—	—	1,479	360
Total assets	229,572	282,459	136,369	141,339	365,941	423,798

Segment liabilities	160,115	214,838	36,812	34,316	196,927	249,154

Note (a) - To recognize the provision of sales rebates and price protections on an accrual basis.

Note (b) - To recognize the sales returns on an accrual basis.

Note (c) - To recognize the unrealized profit on intergroup sales

Note (d) - To adjust for inventory allowances.

Note (e) - To reclassify reimbursements and rebates from Samsung.

Note (f) - To adjust for provision of business tax.

Note (g) - To adjust for the provision of VAT.

Note (h) – To eliminate intersegment sales and purchases.

11.         Related party transactions

The Company has the following transactions and balances with its related parties.

(i)        Related party transactions

			For the three months ended June 30,
Name of related parties	Relationship with the Company	Transaction nature	2008	2009
	(Note 1)	(Note 2)

Mr. Zhou Heng Yang	a	i	(7)	—

Note 1:	a) ultimate shareholder of the Company

Note 2:	i) staff advance made during the period

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

11.	Related party transactions - continued

(ii)           Related party balances

	March 31, 2009	June 30, 2009
Due from:
Beijing Shidai Tiancheng Technology Development Co., Ltd. (Note a)	366	366
Capital Ally Investments Limited (Note b)	20,000	20,000
Shanghai Zhengda Jingcheng Development Co., Ltd. (Note b)	21,942	21,956
	42,308	42,322

Due to:
ARCH Digital Holdings Limited (“ARCH Digital”) (Note b)	(20,000)	(20,000)
GM Investment Company Limited (Note c)	(300)	(300)
	(20,300)	(20,300)

Note:

a)	The outstanding balance was unsecured, non-interesting bearing and repayable on demand. The entity is controlled by the ultimate shareholders of the Company.

b)
In March 2008, the Company loaned $20.0 million to Capital Ally Investments Limited, or Capital Ally, a shareholder with 67% equity interest in the Company, to meet Capital Ally's short-term working capital requirements.  The interest-free loan originally was to mature on December, 31, 2008.  As security for performance of its obligations under the $20.0 million loan, Capital Ally pledged all of its rights and interests in its 182,700,000 the ordinary shares of the Company in favor of the Company on March 10, 2008.  Pursuant to the pledge agreement, Capital Ally agreed not to sell, transfer, encumber or dispose of the pledged shares.  The pledge agreement terminates upon the earlier of the discharge of all obligations of Capital Ally under the loan agreement with the Company and the consummation of the business combination.  In connection with the loan agreement, in March 2008, the Company and ARCH Digital entered into a fund transfer agreement.  Pursuant to this agreement, Pypo Beijing, a subsidiary of the Company, made cash advances of RMB 150 million ($21.9 million as of March 31, 2009 and $21.9 million as of June 30,2009) to Shanghai Zhengda Jingcheng Development Co., Ltd., or Shanghai Zhengda, a company controlled by ARCH Digital.  In consideration for the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company.  The purpose of the agreement was to enable ARCH Digital to provide funding to its portfolio company, Shanghai Zhengda, to meet short-term working capital needs in light of regulatory restrictions applicable to foreign owned and controlled entities in the PRC.  The advances made pursuant to the fund transfer agreement are unsecured, interest-free obligations and are payable on demand.

On November 10, 2008, Capital Ally and the Company entered into the supplemental loan agreement and extended the maturity date of the loan to June 30, 2009.  On the same date, ARCH Digital and the Company entered into a supplemental Funds Transfer Agreement in connection with the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company, which will repay the $20.0 million to ARCH Digital on or prior to June 30, 2009.  In addition, the Company released Capital Ally's pledge of its ordinary shares of the Company and the Company secured replacement collateral for the loan by entering into pledge agreements with Style Technology and GM Investment, each of whom are 50% holders of the equity interest in Capital Ally.  Pursuant to these replacement pledge agreements, Style Technology and GM Investment pledged all of their respective rights and interests in the ordinary shares of Capital Ally as collateral in favor of the Company, and agreed not to sell, transfer, encumber or dispose of these pledged shares until the discharge of Capital Ally's obligations under the loan agreement.

On June 9, 2009, the Company and Capital Ally extended the maturity date of the short-term working capital loan from Capital Ally from June 30, 2009 to September 30, 2009 in order to accommodate Capital Ally's continuing working capital needs.  Concurrently, the Company and ARCH Digital also extended the maturity date of the fund transfer advance to September 30, 2009.
The concurrent extension of the maturity date of the fund transfer advance allows the Company to utilize the $20.0 million to be received from Capital Ally as repayment under the short-term working capital loan to repay the $20.0 million the Company owes ARCH Digital under the funds transfer agreement.

Subsequent to June 30, 2009, Shanghai Zhengda repaid RMB125 million (approximately $18.3 million) to Pypo Beijing and the Company fully repaid the $20.0 million loan to ARCH Digital.

c)	Amount represents interest payable to GM Investment Company Limited on behalf of Capital Ally. Amount is repayable in November 2010.

(iii)	Guarantees of borrowings

The amounts guaranteed by the related parties of the Company amounted to $40,960 and $44,644 at March 31, 2009 and June 30, 2009, respectively. The amounts of borrowings utilized from the short-term credit facilities guaranteed by the related parties of the Company amounted to $40,960 and $44,644 at March 31, 2009 and June 30, 2009, respectively.

(iv)	Guarantees of other receivables

Included in other receivables as of June 30, 2009 was advance to a third party of $1,464 of which was guaranteed by Style Technology.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

12.	Amounts due from (to) affiliated companies

In February 2009, Pypo Beijing made cash advances of approximately $26,770 to Pypo Times, to meet Pypo Times's capital needs.  Mr. Kuo Zhang, a director of the Company and Pypo Beijing's current chairman of the board, and Beijing Ruizhi Jiye Investment Co., Ltd., which is beneficially owned by Mr. Zhang, guaranteed the repayment of these cash advances, which Pypo Times will repay prior to February 2010.  These cash advances are interest free obligations.  From January to March 2009, Pypo Beijing made additional cash advances of $1,176 to Pypo Times, to meet Pypo Times's working capital needs.  These cash advances of $1,176 are unsecured, interest-free obligations and are payable on demand. From April to June 2008, Pypo Times repaid cash advances of $1,032 to Pypo Beijing. As of March 31, 2009 and June 30, 2009, the total outstanding balance of these cash advances from Pypo Beijing to Pypo Times was approximately $27,946 and $26,914, respectively.

As of March 31, 2009 and June 30, 2009, the total outstanding balance of cash advances from Beijing Yipai-top was approximately $790 and $732, respectively. The amount was unsecured, non-interest bearing and repayable on demand.  As a result of the disposal of Beijing Yipai-top in April 2009, the cash advances from Beijing Yipai-top has been included in other payables at June 30, 2009.

13.	Subsequent events

The Company has evaluated subsequent events, through the date that the unaudited condensed consolidated financial statements were issued on October 21, 2009.

As part of the series of transactions contemplated by the merger agreement, Middle Kingdom Alliance Corp. (“Middle Kingdom”) established MK Arizona Corp. (“MK Arizona”), a wholly owned Arizona subsidiary.  Through June 30, 2009, MK Arizona had no material transactions.  On July 9, 2009, Middle Kingdom effected a short-form merger, pursuant to which Middle Kingdom merged with and into MK Arizona, with MK Arizona remaining as the surviving corporation.  After the merger, MK Arizona became a Cayman Islands exempted company (“MK Cayman”) pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law.  The reorganization changed Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands (“the redomestication”) and the outstanding securities of Middle Kingdom were converted into securities of MK Cayman.  On July 10, 2009, Middle Kingdom announced that it has completed its business combination with the Company. The company has been renamed Pypo China Holdings Limited.

On August 6, 2009, Pypo China Holdings Limited has entered into a definitive agreement to acquire 100% of equity interest in Shanghai Xieheng Telecommunications Equipment Co., Ltd. (“Shanghai Xieheng”).  The total consideration for the acquisition was approximately $46.8 million (RMB 320 million) plus the value of the net assets of Shanghai Xieheng as of July 31, 2009, all in cash.  The value of the net assets of Shanghai Xieheng as of July 31, 2009 is estimated to be no more than US$1.46 million (RMB 10 million) (which number is preliminary and subject to change based on the concerned parties' final calculations of such amount).  Subject to the completion of Shanghai Xieheng's internal restructuring and other customary closing conditions, the transaction is expected to close in the fourth quarter of the financial year ending March 31, 2010.

On January 30, 2009, Pypo Holdings (HK) Company Limited (“Pypo HK”) entered into a term facility agreement with the Netherlands Development Finance Company ("FMO"), pursuant to which FMO agreed to provide a term loan facility to Pypo HK in the aggregate amount of up to EUR15 million.  Based on the financial position and results of Pypo HK as of and for the year ended March 31, 2009, Pypo HK breached the financial covenants for maintaining the minimum EBITDA, adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios.  On discovery of the breach, the directors of the Company informed the lender and commenced a renegotiation of the terms of the loan with the relevant banker. On August 11, 2009, FMO agreed to waive its right to demand immediate payment from the Group. As there is no evidence that the Company will be able to maintaining the leverage ratio, current ratio and net margin as required by the revised covenants by end of March 2010 , the amount continued to be classified as current liabilities as at June 30, 2009.

On August 11, 2009, an amendment to the Facility Agreement was agreed by FMO and Pypo HK that an Additional IPO premium shall be paid to FMO on the later of (i) date of the Company to undertake a fully underwritten IPO, reverse takeover or merger on an internally recognized stock exchange and (ii) the date that is twelve months following the date on which Pypo HK drew down on the facility. The following definition is inserted in the term loan agreement: "Additional IPO Premium" means such number of bonus shares (credited as fully paid-up and free from any encumbrance) in the share capital of Middle Kingdom after the Merger to be issued at a price per share equal to the opening price per share as will be quoted on the day of commencement of the trading of its shares on the NASDAQ with a total value in Dollars equal to EUR 1.5 million on such day of commencement of trading.

On September 11, 2009, Beijing Leyu completed the acquisition of the remaining 49% of equity interest in Jiangsu Guanzhilin. The total consideration for the acquisition was approximately $29.3 million (RMB 200 million).  In addition to the consideration, pursuant to the agreement, the vendor will withdraw its 49% paid in capital of approximately $7.2 million (RMB 49 million) from Jiangsu Guanzhilin. As part of the definite agreement for the acquisition of this additional equity interest in Jiangsu Guanzhilin, Beijing Leyu agreed with the seller to waive the contingent arrangement in connection with the acquisition of 51% equity interest of Jiangsu Guanzhulin in October 2008. The purchase consideration of the initial 51% acqusition was revised to RMB 252.96 million.

On October 2, 2009, Pypo Digital has entered into a share purchase agreement with Capital Ally and ARCH Digital to acquire the shares of Pypo China Holdings Limited. Pursuant to the share purchase agreement, Pypo Digital will acquire 1,857,587 ordinary shares of Pypo China Holdings Limited from Capital Ally and 827,613 ordinary shares of Pypo China Holdings Limited from ARCH Digital for an aggregate purchase price of approximately US$22.5 million. On October 19, 2009, an amendment has been made to the share purchase agreement whereby the purchase price for the share purchases shall be the lower of the fair value of the ordinary shares to be determined by independent appraiser or an aggregate of approximately US$22.5 million.